EXHIBIT 99.2

OPERATING AND FINANCIAL REVIEW

The following discussion of the results of our operations and our financial condition should be read in conjunction with the unaudited condensed consolidated financial statements included as Exhibit 99.1 to this report.  This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions.  Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors” set forth in our Form 20-F filed with the SEC on June 15, 2020.

Business Overview

Indonesia Energy Corporation Limited (“IEC” or “we,” “us” and similar terminology) is an oil and gas exploration and production company focused on the Indonesian market. Alongside operational excellence, we believe we have set the highest standards for ethics, safety and corporate social responsibility practices to ensure that we add value to society. Led by a professional management team with extensive oil and gas experience, we seek to bring forth at all times the best of our expertise to ensure the sustainable development of a profitable and integrated energy exploration and production business model.

We currently have rights through contracts with the Indonesian government to one oil and gas producing block (Kruh Block) and one oil and gas exploration block (Citarum Block).

We produce oil through a subsidiary which operates the Kruh Block under an agreement with PT Pertamina (Persero), the Indonesian state owned oil and gas company (“Pertamina”). Our operatorship Kruh Block runs until May 2030 under a Joint Operation Partnership with Pertamina. Kruh Block covers an area of 258 km2 (63,753 acres) and is located onshore 16 miles northwest of Pendopo, Pali, South Sumatra.

Citarum Block is an exploration block covering an area of 3,924.67 km2 (969,807 acres). This block is located onshore in West Java and only 16 miles south of the capital city of Indonesia, Jakarta. Our rights to Citarum Block run until July 2048 under an agreement with Pertamina.

Overview of Results of Operations

IEC’s key financial and operating highlights for the six months ended June 30, 2020 are:

•	Total oil production by IEC for the six months ended June 30, 2020 was 36,608 Bbl, a decline of 10,642 Bbl for the same period in 2019, which resulted in lower revenue and cost recovery entitlements for the six months ended June 30, 2020 than for the same period in 2019. This decrease was due to the decrease of the reservoir pressure which comes naturally in the primary production phase for our four existing wells.

•	The Indonesian Crude Price (or ICP) decreased approximately 40% from an average price of $62.70 per Bbl. for the six months ended June 30, 2019 to $37.41 per Bbl for the same period in 2020, decreasing our revenues and cost recovery entitlements.

•	Revenues decreased $1.18 million, or approximately 54%, to $1.02 million for the six months ended June 30, 2020 when compared with the same period in 2019. The decrease was due to decline in production and a decrease in ICP.

•	General and administrative expenses increased by $2.58 million to $3.51 million for the six months ended June 30, 2020 when compared to the same period in 2019. Major expenses for the six months ended June 30, 2020 were $0.78 million in salaries and employee benefits, $1.55 million in amortization of share-based compensation, and $0.72 million in fees and expenses arising from IEC’s first six-month period operating as a U.S. publicly-listed and reporting company.

•	The amount of lease operating expenses decreased by approximately $0.25 million, or approximately 19%, for the six months ended June 30, 2020 when compared to the same period in 2019 primarily as a result of the extensive expenditures that we incurred in previous periods that provided us with the reduced amount on well maintenances, fracturing activities, and other excessive input of operational costs in 2020.

•	Net loss for the period was $3.56 million, an increase of $3.11 million when compared to the same period in 2019 as a result of decrease in revenue and increase in general and administrative expenses.

•	The average production cost per barrel of oil for the six months ended June 30, 2020 was $28.94 compared to $27.79 for same period in 2019. The higher production cost per barrel in 2020 was due to the decrease in production.

•	Kruh block: with respect to IEC’s 258 km2 (63,753 acres) production block Kruh, our new 10 year Joint Operation Partnership (or KSO) contract for Kruh commenced in May 2020 for a period ending in May 2030, and we received government approval on our drilling and seismic program for Kruh.

•	Citarum block: with respect to IEC’s 3,924.67 km2 (969,807 acres) exploration block Citarum, we are currently designing the 2D seismic program, and we plan to start conducting such program during 2021.

Discussion of June 30, 2020 Financial Results

Revenue

Total revenue for the six months ended June 30, 2020 were $1,021,698 compared to $2,197,833 for the six months ended June 30, 2019, a decrease of $1,176,135 due to decline in production and decrease in ICP.

Lease operating expenses

Lease operating expenses decreased by $253,927, or 19% for the six months ended June 30, 2020 compared to the same period in 2019 mainly because of the extensive expenditures that we incurred in previous periods that provided us with the reduced amount on well maintenances, fracturing activities, and other excessive input of operational costs in 2020. Furthermore, as the productions of the existing wells at Kruh Block have moved into a more stable level, less incidental or unexpected maintenance has been required, which also contributed to the decrease in lease operating expenses.

Depreciation, depletion and amortization (DD&A)

DD&A decreased by $161,314, or 36% for the six months ended June 30, 2020 compared to the same period in 2019 due to the reduced depletion amount charged to expense from the reduced production for the six months ended June 30, 2020.

General and Administrative Expenses

General and administrative expenses increased by $2,575,574 to $3,512,887 for the six months ended June 30, 2020 when compared to the same period in 2019 due to (i) amortization for the share-based compensation; (ii) an increase in salaries and employee benefits; and (iii) fees incurred for professional parties and fees and expenses associated with IEC’s status as a U.S. listed public company.

Exchange gain

We had exchange gain of $99,441 for the six months ended June 30, 2020, an increase of $32,405 when compared to exchange gain of $67,036 for the same period ended in 2019.

Other income (expense)

We had other income of $175,639 for the six months ended June 30, 2020 as compared with other expense of $21,469 for the same period in 2019, due to the income from the write off of long-aged payable.

Net Loss

We had net loss for the six months ended June 30, 2020 in the amount of $3,563,138 compared to net loss of $456,183 for the same periods in 2019, which was due to the combination of the above factors discussed, notably a decrease in revenue and increase in expenses.

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